Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 6 DATED SEPTEMBER 20, 2021
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (“we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Controlled Subsidiary Investment - Capital Club SC Apartments, LLC

On August 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Capital Club SC Apartments, LLC (the “RSE TWO Controlled Subsidiary”), in which we had the right to receive a preferred economic return for an initial purchase price of $1,000, which was the initial stated value of our equity interest in the RSE TWO Controlled Subsidiary. Our total investment was funded in draws as required during the construction process and totaled $6,000,000 (the “RSE TWO Controlled Subsidiary Investment”). The RSE TWO Controlled Subsidiary used the proceeds of the RSE TWO Controlled Subsidiary Investment to close on the acquisition of land and develop a single stabilized multifamily property totaling 312 units located at 202 Fort Mill Highway, Indian Land, SC (the “RSE TWO Property”). Details of this acquisition can be found here.

On September 14, 2021, the RSE TWO Controlled Subsidiary redeemed the RSE TWO Controlled Subsidiary Investment in full. The RSE TWO Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE TWO Controlled Subsidiary Investment through the sale of the RSE TWO Property. All preferred return payments were paid in full, and the investment yielded an annualized rate of return of approximately 13.0%.

Controlled Subsidiary Investment - TQ – UWS Holdings, LLC

On May 1, 2018, we directly acquired ownership of a “majority-owned subsidiary”, TQ – UWS Holdings, LLC (the “RSE GJ Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $5,000,000, which was the initial stated value of our equity interest in the RSE GJ Controlled Subsidiary (the “RSE GJ Controlled Subsidiary Investment”). The RSE GJ Controlled Subsidiary used the proceeds of the RSE GJ Controlled Subsidiary Investment to develop a single stabilized multifamily property totaling 271 units located at 2048 Bolton Dr NW, Atlanta, GA 30318 (the “RSE GJ Property”). Details of this acquisition can be found here.

On September 14, 2021, the RSE GJ Controlled Subsidiary redeemed the RSE GJ Controlled Subsidiary Investment in full. The RSE GJ Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE GJ Controlled Subsidiary Investment through the sale of the RSE GJ Property. All preferred return payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 11.50%.